SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            VALMONT INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  920-253-10-1
                                 (CUSIP Number)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

             Robert B. Daugherty, ###-##-####

     2. Check the Appropriate Box if a Member of a Group

             [  ]  (a)              [  ]  (b)

     3. SEC Use Only

     4. Citizenship or Place of Organization: United States

                                5. Sole Voting Power

                                      7,109,568 Shares
        Number of
        Shares                  6. Shared Voting Power
        Beneficially
        Owned by                      -0- Shares
        Reporting
        Person                  7. Sole Dispositive Power
        With
                                      7,109,568 Shares

                                8.  Shared Dispositive Power

                                      -0- Shares

     9. Aggregate Amount Beneficially Owned by Each Reporting Person:

             7,109,568 Shares

     10. Check Box if Aggregate Amount in Row 11 Excludes Certain Shares: [ ]

     11. Percent of Class Represented by Amount in Row 11: Approximately 30.6% of voting securities.

     12. Type of Reporting Person: IN

     The reporting person filed an Amended Schedule 13G dated January 24, 2000. The reporting person's ownership of Valmont common stock existed prior to Valmont's initial public offering. The number of shares owned by the reporting person increased during 2000 on account of the acquisition of shares under a Valmont Stock Plan. The percentage ownership of the reporting person increased during 2000 on account of stock repurchases by Valmont. The reporting person hereby amends Item 4 "Ownership" to report that as of January 1, 2001, the reporting person owned 7,109,568 shares of Valmont common stock, which represented approximately 30.6% of Valmont's outstanding common stock. These shares were owned by the reporting person through MCT Investments Limited Partnership. At October 19, 2000, Valmont had outstanding 23,267,098 shares of common stock.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 January 15, 2001
                                          -------------------------------
                                                      (Date)

                                            /s/  Robert B. Daugherty
                                          -------------------------------
                                          Robert B. Daugherty